EXPENSE LIMITATION AGREEMENT

FOR FENIMORE ASSET MANAGEMENT TRUST

THIS AGREEMENT, dated as of January 1, 2016, is made and entered into by and between Fenimore Asset Management Trust, a Massachusetts business trust (the “Trust”), on behalf of each of its series set forth on Schedule A attached hereto (the “Funds”), and Fenimore Asset Management, Inc. (the “Adviser”).

WHEREAS, the Adviser has been appointed the investment adviser of each of the Funds pursuant to separate Amended Investment Advisory Agreements entered into between the Trust, on behalf of each of the Funds, and the Adviser (the “Advisory Agreements”); and

WHEREAS, the Trust and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Funds;

NOW, THEREFORE, the Trust and the Adviser hereby agree as follows:

1. The Adviser agrees to reduce the fees payable to it under each of the Advisory Agreements and/or reimburse other expenses of the Funds during the period ending May 1, 2017, to the extent necessary to limit the total operating expenses of each class of shares of the Funds to the amount of the “Maximum Operating Expense Limit” applicable to each such class of shares as set forth across from the name of each respective class of shares of the Funds on the attached Schedule A.

2. Each Fund agrees to pay to the Adviser the amount of fees (including any amounts foregone through limitations or reimbursed pursuant to Section 1 hereof) that, but for Section 1 hereof, would have been payable by a Fund to the Adviser pursuant to the Advisory Agreements or any other agreement entered into between a Fund and the Adviser (the “Deferred Fees”). Such repayment shall be made monthly, but only to the extent that the operating expenses of a class of shares of a Fund (exclusive of interest, taxes, brokerage commissions, acquired fund fees and expenses, litigation, indemnification or any extraordinary expenses (as determined under generally accepted accounting principles) not incurred in the ordinary course of a Fund’s business), without regard to such repayment, are at an annual rate (as a percentage of the average daily net assets of the Fund) below the limit set forth on Schedule A for such class. The amount of Deferred Fees paid by a Fund in any month shall be limited so that the sum of: (a) the amount of such payment and (b) the other operating expenses of the Fund (exclusive of interest, taxes, brokerage commissions, acquired fund fees and expenses, litigation, indemnification or any extraordinary expenses (as determined under generally accepted accounting principles) not incurred in the ordinary course of the Fund’s business) do not exceed the limit set forth on Schedule A for the Fund and its classes of shares.

Deferred Fees with respect to any fiscal year of a Fund shall not be payable by the Fund to the extent that the amounts payable by the Fund pursuant to the foregoing provisions of this Section 2 during the period ending three years after the end of such fiscal year are not sufficient to pay such Deferred Fees.

3. A copy of the Agreement and Declaration of Trust establishing the Trust is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this Agreement is executed by the Trust on behalf of the Funds by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the respective Funds.

4. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Funds, upon sixty (60) days’ written notice to the Adviser.  This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld.  This Agreement may be assigned by either party upon written approval.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

FENIMORE ASSET MANAGEMENT TRUST

By:	/s/ Thomas O. Putnam
Name:	Tom Putnam
Title:

FENIMORE ASSET MANAGEMENT, INC.

By:	/s/ Michael Balboa
Name:	Michael Balboa
Title:

SCHEDULE A

OPERATING EXPENSE LIMITS

Fund Name and Class of Shares	Maximum Operating Expense Limit*

FAM Value Fund
Institutional Shares Investor Shares	0.99% 1.18%

FAM Dividend Focus Fund
Institutional Shares Investor Shares	1.10% 1.26%

FAM Small Cap Fund
Institutional Shares Investor Shares	1.20% 1.42%

*	Expressed as a percentage of the Fund’s average daily net assets.